Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: General Motors Corporation
Commission file No. 001-00043
EXCHANGE OFFER INFORMATION
     In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.
     GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information regarding the directors and executive officers is also included in GM’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2008, and additional information is available in the Annual Report on Form 10-K, which was filed with the SEC on February 28, 2008, respectively.
GENERAL MOTORS PRESS CONFERENCE
FEBRUARY 17, 2009, 6:30 PM EST
KATIE MCBRIDE, HOST: HI, I’M KATIE MCBRIDE OF GM COMMUNICATIONS. I’D LIKE TO WELCOME THOSE WATCHING THIS PRESS BRIEFING BY SATELLITE OR ON OUR WEBCAST, AND THOSE LISTENING BY TELEPHONE. OUR BRIEFING TODAY IS WITH:
•	GM CHAIRMAN AND CEO, RICK WAGONER

•	PRESIDENT AND CHIEF OPERATING OFFICER, FRITZ HENDERSON

•	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, RAY YOUNG
THE FOCUS OF TONIGHT’S DISCUSSION IS THE PLAN SUBMITTED BY GM TO THE U.S. TREASURY THIS AFTERNOON. WE’LL OPEN WITH SOME BRIEF REMARKS FROM RICK, FOLLOWED BY A QUESTION AND ANSWER SESSION. FOR THOSE OF YOU HERE IN THE ROOM, PLEASE IDENTIFY YOURSELF AND YOUR AFFILIATION WHEN ASKING A QUESTION. ALSO, PLEASE WAIT FOR A MICROPHONE SO THOSE WATCHING AND LISTENING REMOTELY WILL BE ABLE TO HEAR YOUR QUESTION.

IF YOU ARE LISTENING BY PHONE AND HAVE A QUESTION, THE OPERATOR WILL GIVE YOU INSTRUCTIONS ON HOW TO GET IN THE QUEUE. PLEASE WAIT UNTIL YOU ARE CALLED ON, AND STATE YOUR NAME AND AFFILIATION BEFORE ASKING YOUR QUESTION.
AS ALWAYS, OUR PRESS BRIEFING IS GOVERNED BY THE SAFE HARBOR LANGUAGE YOU WILL FIND AT THE END OF OUR PRESS RELEASE WHICH IS ON OUR MEDIA WEB SITE. NOW I’D LIKE TO TURN IT OVER TO RICK WAGONER FOR SOME COMMENTS.
RICK?
RICK WAGONER, GM CHAIRMAN AND CEO:
GOOD EVENING, EVERYONE... THANKS FOR JOINING US AT A LATER THAN NORMAL HOUR FOR THESE SORTS OF ANNOUNCEMENTS. WE’RE GOING TO OPEN UP FOR Q’S AND A’S. I WANT TO INTRODUCE OUR PRESIDENT AND CEO AND CFO. THEY’LL JOIN US ON THE STAGE FOR QUESTIONS. EARLIER TODAY, THIS EVENING, WE SUBMITTED TO THE U.S. TREASURY A COMPREHENSIVE AND BOLD UPDATE TO OUR CORPORATE RESTRUCTURING PLAN.
I WANT TO TAKE A FEW MINUTES TO REVIEW THOSE HIGHLIGHTS. FIRST, AS WE GET STARTED, I WANT TO TAKE A SECOND TO THANK A LOT OF PEOPLE WHO WORKED HARD TO PULL THIS REVISED PLAN TOGETHER.
OUR EMPLOYEES HERE IN THE U.S. AND ACTUALLY A NUMBER OF EMPLOYEES AROUND THE WORLD HAVE BEEN ENGAGED IN PREPARING THE PLAN.
THE UAW AND UAW LEADERSHIP HAS BEEN VERY ACTIVELY ENGAGED AND WE HAVE A LOT OF ADVISORS, MANY OF WHOM HAVE WORKED NUMEROUS ALL-NIGHTERS. AND SO I WANT TO THANK THEM.
I WANT TO TAKE A MINUTE TO ACKNOWLEDGE OUR DEALERS AND SUPPLIERS WHO HAVE CONTINUED TO BE SUPPORTIVE DESPITE FACING VERY DIFFICULT TIMES THEMSELVES.

THE ADMINISTRATION AND THE US TREASURY DEPARTMENT WHICH HAVE SUPPORTED US VERY WELL.
SINCE WE LAST TALKED OUR ELECTED OFFICIALS, PARTICULARLY MICHIGAN OFFICIALS, HAVE BEEN SUPPORTIVE, ALL OF THE ELECTED OFFICIALS. I’D ALSO LIKE TO MENTION WE’VE HAD A CHANCE TO INTERACT WITH A NUMBER OF OFFICIALS FROM GOVERNMENTS IN OTHER COUNTRIES, A NUMBER INCLUDING ESPECIALLY CANADA, GERMANY, SWEDEN AND OTHERS WHO HAVE BEEN VERY HELPFUL AND RESPONSIVE. WE WANT TO THANK THEM FOR THOSE EFFORTS.
TODAY’S SUBMISSION IS THE FIRST OF TWO REPORTS THAT ARE REQUIRED BY OUR LOAN AGREEMENT WITH THE US TREASURY. IT PROVIDES A DETAILED REVIEW OF THE SIGNIFICANT PROGRESS WE’VE MADE SINCE DECEMBER 2ND IN OUR PLAN TO RESTRUCTURE GENERAL MOTORS FOR LONG-TERM VIABILITY AND SUCCESS.
THIS PLAN WAS POSTED TO THE MEDIA WEBSITE ABOUT 6:15. IT IS A BIG DOCUMENT. I KNOW YOU PROBABLY HAVEN’T HAD A CHANCE TO FULLY DIGEST IT, BUT WE WANTED TO GIVE YOU THE CHANCE RIGHT NOW TO ASK YOUR INITIAL QUESTIONS NOW AND AS YOU READ THROUGH IT IF YOU HAVE DETAILED QUESTIONS YOU’D LIKE TO GET INTO WE CAN MAKE SUBJECT MATTER EXPERTS AVAILABLE TO YOU LATER.
I WANT TO START BY EMPHASIZING WHAT IS DIFFERENT ABOUT TODAY’S PLAN, VERSUS THE ONE WE SUBMITTED TO CONGRESS ON DECEMBER 2ND.
FIRST, IT CONTAINS MUCH MORE DETAIL THAN OUR INITIAL PLAN. AS ONE EXAMPLE, WE NOW INCLUDE RESTRUCTURING ACTIONS RELATED TO VARIOUS OF OUR OVERSEAS BUSINESSES.
ALSO, AT THE REQUEST OF THE TREASURY DEPARTMENT, OUR PLAN NOW LOOKS FARTHER INTO THE FUTURE, THEY ASKED US TO GO OUT TO 2014, WHICH WE WERE GLAD TO DO.
THE SECOND MAJOR DIFFERENCE IS THAT TODAY’S PLAN IS SIGNIFICANTLY MORE AGGRESSIVE BECAUSE IT HAS TO BE. IN THE 11 WEEKS SINCE OUR INITIAL PLAN

WAS FILED WITH CONGRESS, THE CONDITION OF THE U.S. AND GLOBAL ECONOMIES AS WELL AS THE INDUSTRIES, AUTO INDUSTRIES HAS SIGNIFICANTLY DETERIORATED.
OUR OUTLOOK FOR THE US INDUSTRY VOLUME FOR 2009 NOW IS WHAT OUR “DOWNSIDE” SCENARIO WAS IN OUR DECEMBER SUBMISSION. AND OUR GLOBAL INDUSTRY VOLUMES HAVE ALSO BEEN SIGNIFICANTLY REDUCED TO THE DOWNSIDE SCENARIOS, PARTICULARLY IN 2009 AND 2010.
WE’VE TAKEN STRONGER ACTIONS, WE’VE NEEDED TO AS I SAID. OUR UPDATED PLAN REFLECTS A SIGNIFICANTLY LOWER BREAKEVEN POINT. IT’S BASED ON BREAKEVEN NOW AT U.S. INDUSTRY SALES LEVELS OF 11.5 TO 12 MILLION UNITS — THAT’S DOWN A MILLION UNITS FROM OUR DECEMBER PLAN. IT SHOWS A RETURN TO SUSTAINABLE PROFITABILITY WITHIN 24 MONTHS. OUR UPDATED PLAN SIGNIFIES EXTENSIVE EFFORTS TO MEET THE REQUIREMENTS OF THE LOAN AGREEMENT AND SIGNIFICANT SACRIFICES HAVE BEEN REQUIRED FROM ALL STAKEHOLDERS.
WITH REGARD TO FURTHER COST REDUCTIONS WE ANNOUNCED PLANS TO REDUCE APPROXIMATELY 10,000 SALARIED POSITIONS GLOBALLY THIS YEAR. WE’VE INCREASED THE NUMBER OF U.S. MANUFACTURING FACILITIES WE INTEND TO CLOSE BY 2012 TO 14 FACILITIES; FIVE MORE THAN IN OUR DECEMBER PLAN.
WE’VE WORKED WITH THE UAW ON A SPECIAL ATTRITION PROGRAM, WHICH HAS BEEN ANNOUNCED, SUSPENSION OF THE JOBS BANK WHICH HAS BEEN ANNOUNCED. CHANGES IN WORK RULES, AND SUBJECT TO RATIFICATION AS JUST ANNOUNCED BY THE UAW WE’VE REACHED A TENTATIVE AGREEMENT REGARDING MODIFICATION OF THE CURRENT GM-UAW AGREEMENT. ALL OF THESE ACTIONS WILL SIGNIFICANTLY REDUCE OUR LABOR COSTS AND IMPROVE OUR COMPETITIVENESS.
WE’VE ALSO INITIATED RESTRUCTURING DISCUSSIONS AND ACTIONS IN CANADA AND EUROPE. WITH REGARD TO STRENGTHENING OUR BALANCE SHEET WE ARE ACTIVELY NEGOTIATING WITH BONDHOLDERS’ REPRESENTATIVES REGARDING THE TARGETED BOND EXCHANGE AND WE’RE IN DISCUSSIONS WITH THE THE UAW REGARDING ALTERNATIVES FOR FUNDING THE VEBA. THERE’S GOOD PROGRESS IN BOTH OF THOSE AREAS AND MORE WORK TO DO.

WITH REGARD TO OUR PRODUCTS AND DEALERS, WE’RE FOCUSING EVEN FURTHER ON OUR “FEWER BETTER” PRODUCT STRATEGY. WE NOW REDUCE OUR NAME PLATES TO 36 BY 2012, FOUR FEWER THAN IN OUR DECEMBER PLAN.
WE ACCELERATE THE CONSOLIDATION IN OUR RETAIL NETWORK FROM 6,200 DEALERS LAST YEAR, TO 4,700 IN 2012, AND TO 4,100 IN 2014.
WITH REGARD TO BRANDS WE WILL MAKE A FINAL DECISION TO SELL OR PHASE OUT HUMMER BY MARCH 31 OF THIS YEAR.
WE’VE CONDUCTED A STRATEGIC REVIEW OF OUR GLOBAL SAAB BUSINESS AND HAVE OFFERED IT FOR SALE. WE’RE REQUESTING SWEDISH GOVERNMENT SUPPORT PRIOR TO ANY SALE AND HAVE DEVELOPED A SPECIFIC PROPOSAL THAT WOULD EFFECTIVELY CAP GM’S FINANCIAL SUPPORT OF THAT BRAND. IF WE CAN’T REACH A MUTUALLY ACCEPTABLE AGREEMENT PROMPTLY, SAAB AB WOULD LIKELY HAVE TO FILE FOR REORGANIZATION IN SWEDEN.
WITH REGARD TO SATURN, IT WILL REMAIN IN OPERATION THRU THE PLANNED LIFECYCLE OF ITS CURRENT PRODUCTS, WHICH WE THINK ARE VERY STRONG — THAT RUNS THROUGH 2011. IN THE INTERIM SHOULD SATURN RETAILERS AS A GROUP OR OTHER INVESTORS PRESENT A PLAN THAT WOULD ALLOW A SPIN OFF OR SALE OF THE SATURN DISTRIBUTION CORPORATION, WE WOULD BE OPEN TO SUCH POSSIBILITY. IF A SPIN OFF OR SALE DOES NOT OCCUR, WE PLAN TO PHASE OUT THE SATURN BRAND AT THE END OF THE CURRENT PRODUCTS’ LIFECYCLE.
NOW ONE IMPORTANT ASPECT OF THE TURNAROUND PLAN THAT IS UNCHANGED IS OUR STRONG COMMITMENT TO GREAT PRODUCTS AND OUR COMMITMENT THAT THESE PRODUCTS WILL MEET OR EXCEED U.S. FUEL EFFICIENCY AND EMISSIONS REQUIREMENTS. WE’RE DRAMATICALLY SHIFTING OUR U.S. PRODUCT PORTFOLIO. NOTABLY ALL THE NEW VEHICLE LAUNCHES IN THE UNITED STATES DURING THE 2009 TO 2014 TIMEFRAME WILL BE FUEL EFFICIENT CARS OR CROSSOVERS.

WE ALSO ANNOUNCED LAST MONTH OUR PLANS TO OPEN THE LARGEST ADVANCED AUTOMOTIVE BATTERY TEST LAB IN THE US AS WELL AS CONSTRUCT A NEW US MANUFACTURING FACILITY TO BUILD LITHIUM ION BATTERY PACKS FOR OUR CHEVY VOLT EXTENDED RANGE ELECTRIC VEHICLE.
NOW LET ME BRIEFLY RUN THRU THE UPDATED ESTIMATES OF FUNDING SUPPORT THAT WE ARE NOW REQUESTING.
FIRST, I’D NOTE THAT OUR ACCELERATED RESTRUCTURING EFFORTS HAVE, FOR THE MOST PART, OFFSET THE LARGE NEGATIVE EFFECTS OF LOWER VOLUME AND REVENUE IN THIS PLAN. IN OUR DECEMBER 2ND SUBMISSION, WE INDICATED THAT UNDER A U.S. DOWNSIDE SCENARIO, GM WOULD NEED FUNDING SUPPORT OF APPROXIMATELY $18 BILLION. IN ADDITION, WE ASSUMED THAT THE $4.5 BILLION U.S. SECURED REVOLVER CREDIT FACILITY WOULD BE RENEWED BY THE BANKS WHEN IT MATURED IN 2011. IN OUR CURRENT BASELINE FORECAST, NEAR TERM INDUSTRY VOLUMES ARE VERY SIMILAR TO THE DECEMBER 2ND DOWNSIDE SCENARIO IN THE NEAR TERM AND SO OUR FORECAST INDICATES THAT WE WILL NEED THE $18 BILLION THAT WE NOTED IN DECEMBER. IN ADDITION, BASED ON CURRENT CREDIT MARKET CONDITIONS WE CAN’T ASSUME THAT WE’LL BE ABLE TO ROLL OVER THE $4.5 BILLION REVOLVER WHEN IT MATURES IN 2011. SO IN THIS SUBMISSION, WE’RE ASKING — REQUESTING — FEDERAL FUNDING SUPPORT TOTALING $22.5 BILLION OF WHICH, AS OF TODAY, WE’VE RECEIVED $13.4 BILLION.
IN ADDITION WE’VE CREATED UPSIDE AND DOWNSIDE SCENARIOS OFF THE NEW LOWER INDUSTRY BASELINE THAT WE’RE USING UNDER THE NEW LOWER DOWNSIDE SCENARIO, WHICH IS BASED OFF U.S. INDUSTRY VOLUMES OF 9 AND A HALF MILLION UNITS IN 2009 AND 11 AND A HALF MILLION UNITS IN 2010, GM WOULD REQUIRE FURTHER FEDERAL FUNDING ESTIMATED AT APPROXIMATELY $7 AND A HALF BILLION WHICH WOULD BRING THE TOTAL GOVERNMENT SUPPORT IN THIS DOWNSIDE SCENARIO TO THE $30 BILLION RANGE BY 2011.
UNDER OUR BASELINE OUTLOOK REPAYMENT OF THE FEDERAL LOANS IS EXPECTED TO BEGIN IN 2012. ADDITIONAL FINANCIAL SUPPORT MIGHT BE REQUIRED IN 2013 AND 14 IF WE HAVE TO MAKE CONTRIBUTIONS TO U.S. PENSION FUNDS WHICH WERE

ABOUT FULLY FUNDED AT THE TIME OF OUR LAST REPORT BUT DUE TO THE DETERIORATING CONDITIONS IN THE FINANCIAL MARKETS ARE NOW SOMEWHAT UNDERVALUED.
I SHOULD ALSO MENTION THAT GM IS REQUESTING FUNDING SUPPORT FROM SEVERAL OTHER GOVERNMENTS, INCLUDING CANADA, GERMANY AND SWEDEN IN CONJUNCTION WITH RESTRUCTURING INITIATIVES IN THOSE COUNTRIES. THOSE CONVERSATIONS ARE ONGOING.
I ALSO WANTED TO MENTION AT THE REQUEST OF THE TREASURY DEPARTMENT, OUR PLAN INCLUDES AN EXTENSIVE DISCUSSION ABOUT BANKRUPTCY AS A POTENTIAL OPTION FOR RESTRUCTURING GENERAL MOTORS. FIRST LET ME SAY WE’VE DONE A LOT OF WORK ON THIS WITH WHAT I THINK — WITH WHO I THINK ARE THE BEST EXPERTS IN THE COUNTRY. BASED ON OUR ANALYSIS WE CONTINUE TO BELIEVE THAT BANKRUPTCY WOULD BE A HIGHLY RISKY AND VERY COSTLY PROCESS, POTENTIALLY VERY TIME CONSUMING THAT SHOULD ONLY BE UNDERTAKEN AS A LAST RESORT. SO OUR FOCUS, OUR PRIMARY EFFORTS CONTINUE TO BE ON TRANSFORMING OUR BUSINESS AND EXECUTING GM’S VIABILITY PLAN OUTSIDE OF BANKRUPTCY COURT.
IN SUMMARY, GM’S PLAN IS COMPREHENSIVE, RESPONSIVE AND ACHIEVABLE. IT IS BASED ON CONSERVATIVE ASSUMPTIONS AND IS FLEXIBLE ENOUGH TO ADAPT TO CHANGING CIRCUMSTANCES SUCH AS THOSE WE’VE SEEN SINCE DECEMBER 2ND.
WE HAVE A LOT OF WORK IN FRONT OF US BUT WE’RE CONFIDENT THAT OUR PLAN WILL RESULT IN A SUSTAINABLE AND PROFITABLE GENERAL MOTORS. THE AUTO INDUSTRY PLAYS A VITAL ROLE IN THE UNITED STATES AND GLOBAL ECONOMIES. SUPPORTING GM’S VIABILITY, WE BELIEVE, IS A SOUND INVESTMENT FOR U.S. TAXPAYERS AND ONE THAT WILL BE REPAID.
WITH THAT I’D LIKE TO INVITE FRITZ AND RAY UP AND WE’LL OPEN IT UP FOR QUESTIONS. [PAUSE] OK, WE READY TO GO? GOOD.

QUESTION: OF THOSE JOB CUTS THE 47,000 I BELIEVE IS THE NUMBER, HOW MANY OF THOSE ARE NEW AND ADDITIONAL JOB CUTS THAT HAVE ALREADY BEEN ANNOUNCED, OF THAT, IS IT ALL 47,000? ALSO, ARE YOU NAMING PLANTS AS YOU MOVE FORWARD HERE?
ANSWER: NO. WE’RE NOT NAMING PLANTS AT THIS POINT IN TIME. OF THE JOB CUTS, WE ANNOUNCED 10,000 SALARIED LAST WEEK. I THINK MOST OF THOSE HOURLY HAD BEEN PREVIOUSLY ANNOUNCED. I THINK WE’RE NOT FAR-OFF WHAT HAD PREVIOUSLY BEEN MADE PUBLIC. THAT’S A GLOBAL NUMBER, TOO.
QUESTION: DAVE SEDGEWICK, AUTOMOTIVE NEWS. WOULD YOU CONSIDER SELLING EITHER OPEL OR GM CHINA AT THIS POINT?
ANSWER: WE THINK CHINA IS REALLY FUNDAMENTAL TO OUR FUTURE. AND SO, I THINK THAT WOULD BE A TOUGH CALL FOR US TO MAKE. WE’VE NOT HAD ANY CONVERSATIONS ALONG THOSE LINES. WITH REGARD TO OPEL, WE’RE IN THE MIDST RIGHT NOW OF WORKING WITH VARIOUS PARTIES, INCLUDING THE GERMAN GOVERNMENT ON FUNDING OPTIONS FOR THAT SUBSIDIARY. AND I GUESS AT THIS POINT, WE’RE GOING TO NEED TO LISTEN TO ALL OPTIONS ALTHOUGH I WOULDN’T — AT THIS POINT, WE DON’T HAVE ANYONE ASKING TO BUY OPEL SO I’M NOT SURE THAT’S A REALISTIC OPTION.
QUESTION: IS THAT ONE OF THE OPTIONS ON THE TABLE OR NOT?
ANSWER: NO ONE HAS APPROACHED US ABOUT BUYING OPEL RIGHT NOW. YES JEFF.
QUESTION: WOULD YOU GIVE THE GENERAL PUBLIC A SUMMARY, A HEADLINE MAYBE OF WHY IT IS BASED ON YOUR RESEARCH THAT IT WOULD BE CHEAPER YOU FEEL, FOR THE GOVERNMENT TO GIVE YOU AN INITIAL POTENTIALLY $16 BILLION AT THIS POINT RATHER THAN GO AHEAD AND FINANCE A BANKRUPTCY FILING. THAT DOESN’T COMPUTE FOR THE AVERAGE GUY. CAN YOU TRANSLATE THAT FOR SOMEBODY?
ANSWER: THERE IS A VERY EXTENSIVE DISCUSSION OF THAT IN THE

DOCUMENT, WHICH FRITZ WORKED ON PERSONALLY. I’M GOING TO LET HIM ADDRESS THAT.
ANSWER: WE LOOKED AT, AS RICK SAID, THE REQUEST OF NOT ONLY THE TREASURY BUT A NUMBER OF OTHER PEOPLE. THE QUESTION REALLY WAS WHAT ARE THE RISKS AND REWARDS, RISKS AND OPPORTUNITIES, IF YOU WILL, OF BANKRUPTCY VERSUS AN OUT OF COURT PROCESS. WE LOOKED AT TWO DIFFERENT ACCELERATED APPROACHES. GENERALLY SPEAKING, THERE’S VERY LITTLE ABOUT BANKRUPTCY THAT’S ACCELERATED ACTUALLY, BUT NEVERTHELESS WHAT WE DID IS WE OUTLINED TWO DIFFERENT STRATEGIES WHICH COULD BE DONE RELATIVELY QUICKLY. ONE CONSENSUALLY WAS WITHIN 60 DAYS. A SECOND WHICH WOULD BE DONE — WHICH WOULD ACHIEVE MORE BALANCE SHEET REDUCTION BUT WOULD TAKE 90 DAYS OR POTENTIALLY LONGER THAN A TRADITIONAL PROCESS. A COUPLE OF POINTS, FIRST, IN ANY SCENARIO, THERE IS NO DIP FINANCING AVAILABLE (DEBTOR IN FINANCING) TO A COMPANY OF GENERAL MOTORS’ SIZE ON A PRIVATE BASIS. SO, THE ONLY POSSIBLE SOURCE OF DIP FINANCING WOULD BE THE U.S. TREASURY. OTHERWISE, THE COMPANY COULDN’T OPERATE. WE WOULD NEED TO SHUT DOWN. THERE’S NO WAY THAT WE COULD FINANCE THE BUSINESS WHILE IN BANKRUPTCY. SECOND, IF YOU LOOK AT THE INCREMENTAL FINANCING REQUIREMENTS ASSOCIATED WITH THE MOST RAPID ACTIVITY, IT’S ABOUT $9 BILLION MORE OF FINANCING THAN IF WE DID IT OUT OF COURT. TWO, IF YOU MOVED TO THE NEXT COLUMN, ITS $20 BILLION TO $30 BILLION MORE OF FINANCING IN THAT PARTICULAR SCENARIO. THEN FINALLY, IF YOU GO TO THE TRADITIONAL CHAPTER 11 PROCESS THE FULL, WHICH TAKES A LONG TIME, TYPICALLY, THE ADDITIONAL FINANCING REQUIREMENT FOR THE U.S. GOVERNMENT WAS BETWEEN $50 AND $60 BILLION MORE THAN THE OUT OF COURT PROCESS. IF YOU ACTUALLY TALLY UP THE INCREMENTAL REQUIREMENTS FROM FOREIGN GOVERNMENTS, WHICH WOULD LIKELY BE REQUIRED, THE SIZE OF THE INCREMENTAL FINANCING IN ORDER TO OPERATE GENERAL MOTORS AT PEAK WHILE IN A TRADITIONAL CHAPTER 11 PROCESS WOULD BE CLOSE TO $100 BILLION. AND YOU SAY WHY? THE SIMPLE ANSWER IS IT’S A QUESTION OF WHAT HAPPENS TO YOUR REVENUE AND MARGINS.
QUESTION: DOES THAT SCENARIO FACTOR IN REDUCED REVENUES?

ANSWER: ABSOLUTELY. THE EXHIBIT TALKS ABOUT HE EXPERIENCES, THERE’S NOT A LOT OF EXPERIENCE IN THIS INDUSTRY BUT THAT WHICH IS THERE SUGGESTS SALES FALL OFF THE CLIFF. WE DO ASSUME WE WOULD LOOK FOR MEASURES TO TRY TO PROVIDE CONSUMERS WITH THE RIGHT KIND OF CONFIDENCE BUT NEVERTHELESS WE OUTLINE IN THE APPENDIX, APPENDIX L ACTUALLY, WHAT THE ASSUMPTIONS ARE REGARDING REVENUE AND DISCOUNTS THAT WOULD NEED TO BE REQUIRED IN ORDER TO OPERATE OVER THOSE PERIODS OF TIME.
HOST: RICK WE HAVE ONE FROM THE PHONE FROM TOM WALSH OF THE FREE PRESS.
QUESTION: HI GUYS, I KNOW YOU CAN’T GET INTO SPECIFICS ABOUT THE MODIFICATIONS TO THE LABOR CONTRACT WHICH STILL HAS TO BE RATIFIED. CAN YOU GIVE US ANY INDICATION OF HOW MUCH IN SAVINGS IT WILL BRING IN?
ANSWER: NO, WE CAN’T, RIGHT NOW TOM. WE AGREED WE WOULD LET THIS BE TAKEN THROUGH THE RATIFICATION PROCESS. LET ME JUST SAY IN GENERAL WE CAME INTO THIS WITH VERY AMBITIOUS TARGETS FOR REDUCTION IN STRUCTURAL COST AND IN THIS CASE, LABOR EXPENSE. THE THINGS THAT HAVE BEEN NEGOTIATED REALLY TAKE A BIG BITE OUT OF WHAT WE NEEDED TO ACCOMPLISH. THERE ARE MAJOR MOVES THE APPROACH HAS BEEN COMPREHENSIVE. I WANT TO AGAIN RECOGNIZE PRESIDENT RON GETTELFINGER AND VICE PRESIDENT CAL RAPSON FOR THEIR LEADERSHIP AS WE’RE GOING THROUGH THIS PROCESS, BUT BEYOND THAT, TOM REALLY CAN’T GET INTO MORE SPECIFICS. JOHN...
QUESTION: IN TERMS OF THE DISCUSSION ABOUT DIP FINANCING HAVE YOU GOTTEN ANY SENSE FROM TREASURY OR ANYONE ELSE IN WASHINGTON THAT THERE MIGHT BE A WILLINGNESS TO WORK ON CREATIVE SOLUTIONS TO DIP. THE HERITAGE FOUNDATIONS HAD AN IDEA THAT MAYBE THEY WOULD DO A MATCHING PROGRAM WHERE CREDITORS WOULD COME IN AND GIVE HALF THE DIP THEN THEY’D MATCH THE DIP. THAT’S JUST ONE EXAMPLE. I DON’T REMEMBER IF IT’S WORKABLE. THAT’S A AND B... WHAT ABOUT TAX LIABILITIES RELATED TO THE REST OF THE FUNDING THAT YOU’D NEED, HAVE YOU WORKED OUT A SITUATION SO THAT YOU’RE NOT GETTING HEAVILY TAXED ON MORE INCOME FROM THE GOVERNMENT?

ANSWER: WE HAVEN’T HAD EXTENSIVE DISCUSSIONS YET WITH THE GOVERNMENT ON DIP FINANCING. THEY ASKED US TO PUT TOGETHER AND ADDRESS THE TOPIC. WE’VE DONE THAT IN THIS FILING, SO I SUSPECT, JOHN, WE MAY ENTER INTO THOSE DISCUSSIONS. AS FAR AS YOUR SECOND QUESTION, I’M NOT AWARE OF ANY SIGNIFICANT TAX ISSUES THAT WOULD RELATE TO THE FUNDING SO I THINK IT IS NOT A BIG ISSUE FOR US. BILL...
QUESTION: DO YOU HAVE ANY INDICATIONS OR ASSURANCES FROM TREASURY THAT YOU WILL GET THE ADDITIONAL LOANS BEYOND THE $13.4 THAT YOU HAVE NOW? SECONDLY, WHAT HAPPENS — HOW LONG WILL THIS $4 BILLION THAT YOU RECEIVED TODAY LAST? WHAT HAPPENS WHEN IT RUNS OUT IF, IN FACT, THERE AREN’T LOANS NOT APPROVED?
ANSWER: RAY? YOU WANT TO?
ANSWER 2: WE’VE BEEN IN REGULAR CONTACT WITH THE TREASURY. IN FACT, WE SUBMIT WEEKLY CASH FORECAST STATEMENTS TO THE U.S. TREASURY SO THEY’RE FULLY AWARE OF OUR LIQUIDITY POSITION. $13.4 BILLION — IN FACT, THE LAST 4 BILLION THAT WE RECEIVED TODAY WAS PROGRAMMED AS PART OF OUR AGREEMENT ON DEC. 31. THEY FULLY UNDERSTAND THAT WE’LL BE COMING IN WITH ADDITIONAL REQUIREMENTS. IF YOU RECALL, IN OUR DECEMBER 2ND SUBMISSION, WE DID INDICATE THERE WAS A DOWNSIDE REQUIREMENT OF $18 BILLION. IT WILL COME AS NO SURPRISE WITH RESPECT TO OUR ADDITIONAL FUNDING REQUESTS. WITH RESPECT TO THE $4 BILLION OF LIQUIDITY THAT WE RECEIVED TODAY, CLEARLY THAT’S GOING TO BE VERY HELPFUL AS WE MOVE THROUGH THE WEAK U.S. INDUSTRY IN THE FIRST QUARTER. AGAIN WE’LL MAINTAIN CONSTANT CONTACT WITH THE U.S. TREASURY IN TERMS OF OUR LIQUIDITY, OUR CASH FLOWS OVER THE NEXT WEEKS. WE’LL WORK WITH THEM IN TERMS OF WHEN OUR NEXT DRAW WOULD BE FROM THE U.S. TREASURY.
QUESTION: HI TODD LASSA WITH MOTOR TREND. I WANT TO CLARIFY THE PRODUCT REDUCTION OF 25 PERCENT, — NAMEPLATE REDUCTION. DOES THAT ENTAIL THE BRANDS THAT MAY GO AWAY, HUMMER, SAAB, SATURN? SO NOTHING BESIDE THAT?

ANSWER: NO IT INCLUDES ALL OF OUR BRANDS, WE TALKED ABOUT PONTIAC BEING A NICHE BRAND. IT LEAVES US WITH A VERY, VERY GOOD I THINK APPROPRIATELY COMPREHENSIVE PORTFOLIO FOR SATURN, SORRY— CHEVROLET, AN EXPANDED PORTFOLIO FOR CADILLAC AND GOOD EXPANDED BUICK PORTFOLIO, SO A GOOD BPG PORTFOLIO.
QUESTION: LATE LAST YEAR YOU WERE PRETTY CONFIDENT LAST YEAR YOU COULD FIND A BUYER FOR HUMMER NOW IT LOOKS LIKE THAT PROBABLY WON’T HAPPEN. THAT’S STILL A POSSIBILITY FOR SATURN. AT WHAT POINT, WHAT IS THE DEADLINE FOR DECIDING WHETHER TO PULL THE PLUG ON SATURN OR TO SEE IF YOU CAN DO SOMETHING ELSE WITH THAT? HOW DO YOU REACH THAT POINT?
ANSWER: JUST TO CLARIFY ON HUMMER, WE STILL HAVE SOME PEOPLE THAT WE’RE TALKING TO. WE’RE GOING TO TRY TO DRAW THAT TO A CONCLUSION ONE WAY OR ANOTHER BY THE END OF MARCH. AND SATURN, AS WE SAID, WE BASICALLY ARE DECIDED AND REALLY ANNOUNCING TODAY THAT BECAUSE OF THE UNIQUE STRUCTURE OF SATURN, IT IS A GOOD DISTRIBUTION NETWORK IF THEY’RE ABLE TO — IF SOMEONE GIVES US A GOOD OFFER TO BUY THEIR DISTRIBUTION NETWORK, OR WE’D BE VERY COOPERATIVE THERE OR IF THEY’RE ABLE TO COME UP WITH AN ARRANGEMENT TO DISTRIBUTE OTHER PRODUCTS, WE’RE VERY OPEN TO THAT. IN THE INSTANCE OF THAT NOT OCCURRING THEN WE WILL WIND THE BRAND DOWN AS ITS CURRENT PRODUCT PORTFOLIO, WHICH AS YOU KNOW IS PRETTY NEW AND QUITE COMPETITIVE THAT REACHES THE END OF ITS LIFECYCLE IN 2011.
HOST: RICK WE HAVE A QUESTION FROM KEN BENSINGER FROM THE L.A. TIMES ON THE PHONE. WE’LL TAKE HIS QUESTION THEN SOME ON THIS SIDE OF THE ROOM.
QUESTION: I’M CURIOUS TO GO BACK TO THE LABOR STUFF. I KNOW YOU CAN’T GET INTO THE DETAILS. THERE’S SOME CONFUSION OVER WHETHER COMING TO SOME KIND OF AGREEMENT WAS A REQUIREMENT AND WHETHER IT DOES IT HAVE TO BE DONE BY MARCH 31ST. AND WHAT PERHAPS ARE SOME OF THE... EXCUSE ME I MEANT BONDHOLDER STUFF, NOT LABOR. WHAT ARE SOME OF THE STICKING POINTS THAT ARE HOLDING UP NEGOTIATIONS?

ANSWER: RAY, ONE OF YOU GUYS WANT TO ANSWER THAT?
ANSWER 2: AGAIN, WE’RE INTO NEGOTIATIONS AND DISCUSSIONS WITH THE ADVISORS TO THE BONDHOLDER COMMITTEE AS WELL AS THEIR COUNSEL. I THINK WE’VE MADE GOOD PROGRESS OVER THE PAST SEVERAL WEEKS WORKING WITH THEM. AS YOU’RE AWARE WE WORK ON DIFFERENT STRUCTURES IN ORDER TO CREATE AN EXCHANGE THAT’S FAIR TO THE BONDHOLDERS, THAT CREATES THE RIGHT INCENTIVES FOR THE BONDHOLDERS TO EXCHANGE THEIR DEBT FOR THE COMBINATION OF EQUITY AND OTHER CONSIDERATIONS. SO I THINK AS WE MOVE TO THE NEXT STAGE, THE NEXT SIX WEEKS ARE GOING TO BE CRITICAL. WE’RE TARGETING TO LAUNCH AN EXCHANGE BEFORE THE END OF MARCH. I THINK, AS YOU’LL SEE IN THE SUBMISSION, THERE IS A SIGNED LETTER THAT REPRESENTS THE BONDHOLDERS ACKNOWLEDGING THAT THAT WE’RE MAKING PROGRESS. THEY’RE IN THE PROCESS OF COMPLETING THEIR DUE DILIGENCE. WE WENT THROUGH AN EXHAUSTIVE DUE DILIGENCE WITH THEM LAST WEEK FOLLOWING UP ON THEIR QUESTIONS AND I THINK THAT NOW THAT WE’VE PUT THE SUBMISSION IN PLACE WE’VE GOT ALSO THE REPRESENTATIVES OF THE VEBA TO ALSO SIGN A LETTER ACKNOWLEDGING THEIR INTENT TO DO AN EXCHANGE. WE’RE MOVING TO A CRITICAL STAGE IN TERMS OF OUR DISCUSSIONS AND OUR NEGOTIATIONS. AT THIS JUNCTURE, WE FEEL OPTIMISTIC WE CAN MAKE PROGRESS ON THIS ISSUE AND MEET OUR COMMITMENTS ON MARCH 31ST.
QUESTION: ARE YOU STILL TALKING ABOUT A SWAP — WHAT KIND OF A
PERCENTAGE SWAP ARE YOU LOOKING AT?
ANSWER: THE TERM SHEET SAYS THAT WE SHOULD REDUCE THE, OUR PUBLIC
UNSECURED DEBT BY TWO THIRDS, THAT’S THE GUIDELINE THAT WE’VE RECEIVED.. OUR OBJECTIVE IS TO COMPLY WITH THOSE GUIDELINES. AND SO, ON THIS BASIS, WE’RE CONSTRUCTING OUR EXCHANGE AND CONSTRUCTING THE STRUCTURE OF THE EXCHANGE IN ORDER TO COMPLY WITH THAT. AT THIS POINT IN TIME, IT’S TOO PREMATURE FOR US TO TALK PUBLICLY ABOUT THE STRUCTURES. BUT I CAN ASSURE YOU WE’VE GOT A LOT OF PEOPLE, A LOT OF SMART PEOPLE WORKING ON

THIS EXCHANGE, ON THIS STRUCTURING AND WE’LL BE MAKING PROGRESS OVER THE NEXT SEVERAL WEEKS ON THIS.
QUESTION: [INAUDIBLE] YOU’VE GOT A PLAN IN PLACE, BUT THE NUMBER AND THE SALES FIGURES CONTINUE TO SHOW PEOPLE ARE STILL NOT HEADING TO THE SHOWROOM. WHAT ARE YOU GOING TO DO TO FIGHT THE LACK OF CONSUMER CONFIDENCE?
ANSWER: THIS REALLY CAN’T BE DONE BY ONE COMPANY AND ONE INDUSTRY. SO I THINK THE ENVIRONMENT THAT WE’RE IN HAS LED US IT TO THE CONCLUSION THAT WE HAVE TO STRUCTURE THE BUSINESS SO THAT WE CAN BE VIABLE AT LETS FACE IT, DRAMATICALLY LOWER VOLUME LEVELS THAN WE WOULD HAVE THOUGHT A YEAR AGO. INDUSTRY SALES LEVELS ARE RUNNING 40% BELOW WHAT THEY WERE JUST A COUPLE OF YEARS AGO. OBVIOUSLY WHAT WE CAN DO ON OUR SIDE IS CONTINUE TO BRING OUT REALLY EXCITING PRODUCTS AND GET BEHIND THEM IN THE RIGHT WAY. WE’RE DOING THAT, WE’RE TRYING TO BE AS CREATIVE AS WE CAN WITH OUR GO TO MARKET STRATEGY TO GIVE CONSUMERS THAT ARE ON THE FENCE A REASON TO COME INTO THE SHOWROOMS TO LOOK AND BUY. OBVIOUSLY WE’RE VERY MUCH ENCOURAGED BY INITIATIVES LIKE THAT OF THE ADMINISTRATION’S STIMULUS PACKAGE WHICH COULD BE THE KIND OF THING THAT FLIPS OVER. IF YOU LOOK BACK AT LAST MONTH, THERE HASN’T BEEN A LOT OF GOOD NEWS OUT THERE, BUT WE DID SEE A SIGNIFICANT MOVE-UP IN USED CAR PRICES IN NOVEMBER — OR SORRY — JANUARY, WHICH I THINK SHOWS SOME PEOPLE ARE REALLY NEEDING TO GET BACK INTO THE MARKET. SO, WE’RE GONNA TRY TO PUSH EVERY ONE OF THOSE LITTLE BUTTONS THAT WE CAN. WE HAVE TO BATTEN DOWN FOR TOUGH TIMES UNTIL WE CAN SEE SALES TURN BACK UP.
QUESTION: MY FOLLOW UP QUESTION TO YOU, YOU SAID BANKRUPTCY WOULD BE HIGHLY RISKY AND SHOULD BE A LAST RESORT. HOW CLOSE ARE WE TO THAT LAST RESORT?
ANSWER: AS RAY SAID, WE RECEIVED SIGNIFICANT ADDITIONAL FUNDING TODAY. I THINK IT GIVES US THE TIME WE NEED TO GET THROUGH THE NEXT EVALUATION PERIOD, WHICH IS DUE TO — DUE TO, YOU KNOW, EXPIRE OR BE REVIEWED ON

MARCH 31ST. SO I THINK AT THIS POINT, IN THE CONTEXT OF THE CHALLENGING ENVIRONMENT, THE LIQUIDITY IS IN GOOD SHAPE. BUT WE HAVE A LOT OF WORK TO DO. IT’S NOT JUST AN ISSUE WITH THE U.S. WE’VE GOT OTHER BUSINESSES AROUND THE WORLD THAT WE’RE WORKING ON THAT HAVE IN SOME CASES TIGHT LIQUIDITY ISSUES. WE’RE STILL GOING AT THIS WITH A GREAT SENSE OF URGENCY.
ANSWER 2: RICK ’D LIKE TO JUST MAYBE ADD ONE POINT. ON THE QUESTION OF CONSUMER CONFIDENCE, I ACTUALLY VIEW — WHEN I LOOK AT THE SUBJECT, I LOOK AT IT IN TWO RESPECTS. ONE, I LOOK AT FUNDAMENTAL CONSUMER CONFIDENCE OR WILLINGNESS TO EXCUSE ME TO THINK ABOUT EMPLOYMENT AND THINK ABOUT THE FUTURE AND WHETHER OR NOT THEY WANT TO EITHER UNDERTAKE OR POSTPONE, YOU KNOW, A DECISION REGARDING PURCHASING A CAR OR TRUCK. THE SECOND THING IS FINANCING. AND THERE THE MOVES, THE SUPPORT WE GOT AT GMAC AT YEAR END TO CONVERT GMAC TO A BANK DOESN’T SOLVE ALL OF OUR ISSUES BY ANY MEANS BUT IT WAS A HELPFUL START. WE’RE VERY APPRECIATIVE OF THE SUPPORT WE RECEIVED IN THAT REGARD. GMAC HAS MOVED BACK IN AND KIND OF — TROY SHOWED A CHART WHEN WE WENT THRU THE JANUARY SALES. WEEK BY WEEK, APPROVAL RATES STARTED TO IMPROVE, NOT TO WHERE WE REALLY WANT TO BE. NONETHELESS, WE WERE PLEASED BY THAT. IF YOU COMBINE THAT WITH CREDIT UNIONS, WHICH SEEM TO BE — WE’VE DEVELOPED SOME GOOD RELATIONSHIPS WITH CREDIT UNIONS AND OTHER FINANCE SOURCES. THE KEY TO OUR BUSINESS IS NOT ONLY CONFIDENCE BUT ALSO FINANCING BECAUSE OUR PRODUCT IS TYPICALLY PURCHASED ON INSTALLMENTS. I DO THINK THAT WE’RE CERTAINLY FACING AN ENVIRONMENT WHICH IS STILL REALLY DIFFICULT IN TERMS OF CREDIT BUT I THINK WE’RE TAKING SMALL STEPS, IF NOT BABY STEPS, TO REESTABLISH SOME DEGREE OF CREDIT FOR CONSUMERS IS A SECOND PART OF THIS EQUATION TO BRING CONSUMERS BACK INTO OUR BUSINESS. WE’RE APPRECIATIVE OF THE SUPPORT THAT’S BEEN RECEIVED AND WE’RE CONTINUING TO WORK WITH GMAC AND OTHER FINANCE SOURCES. THAT’S I THINK THE SECOND KEY PART OF BRINGING THE CONSUMER BACK TO THE SHOWROOM.
WAGONER: THANKS, FRITZ. GOOD.

QUESTION: TARYN ASHER FROM FOX 2 NEWS. LOOKING AHEAD WHEN IT COMES TO CURRENT MANAGEMENT, DO YOU SEE IT STILL IN PLACE BY 2014? AND FOR YOU, MR. WAGONER, ARE YOU IN IT FOR THE LONG HAUL?
ANSWER: 2014, GEEZ, THAT’S A HARD ONE TO HANDICAP. I’D JUST SAY WE’RE COMING IN EVERY DAY, AND EVERYBODY IS WORKING HARD AND I THINK THAT’S WHAT THE MINDSET IS FOR ALL OF OUR LEADERSHIP TEAM. OBVIOUSLY, WE HAD A BIG ANNOUNCEMENT I GUESS LAST WEEK ABOUT BOB LUTZ’S PLANS. THAT GOING TO BE A SIGNIFICANT CHANGE FOR US AS THAT TAKES PLACE. AT THIS POINT, NOT ANY OTHER SIGNIFICANT MANAGEMENT CHANGES UNDER WAY.
QUESTION: ANOTHER FOLLOW-UP QUESTION, HAVE YOU HAD ANY REACTION FROM PRESIDENT OBAMA TO THIS PLAN YET?
ANSWER: NO, TO BE FAIR YOU KNOW THEY JUST RECEIVED IT AT 6 PM OR SO. SO , NOTHING AT THIS POINT. THANKS, YET.
HOST: WE HAVE ONE ON THE PHONE.
WAGONER: OKAY. LET’S GET ONE ON THE PHONE.
QUESTION: THIS IS JOANN MULLER FROM FORBES.
QUESTION: HI RICK. I WANTED TO ASK ABOUT THE SUPPLIER BASE HERE BEING VERY IN A BAD SITUATION LIQUIDITY WISE. THEY HAVEN’T ASKED FOR INCLUDING GUARANTEES OF RECEIVABLES. HOW DO YOU SEE THAT PLAYING OUT? DO YOU COUNT THAT IN THE MONEY THE SUPPORT THAT YOU WOULD GET OR IS IT JUST A FLOW-THROUGH?
WAGONER: FRITZ WILL ANSWER THAT.
ANSWER: JOANNE IN OUR PAPER, WE TALKED ABOUT WHAT WE’RE DOING WITH SUPPLIERS, NOT ONLY AFFIRMATIVELY, WHAT WE’RE DOING AS A FIRM TO TRY TO WORK WITH SUPPLIERS TO CONSOLIDATE OUR BUSINESS AND WIND UP WITH

FEWER, HEALTHIER SUPPLIERS, WHICH YOU NEED TO DO WHEN YOU’RE GOING THROUGH A SITUATION LIKE THIS. THE SECOND THING THOUGH OUR PAPER TALKS ABOUT IS THE BENEFITS THAT A CREDIT INSURANCE PROGRAM COULD HAVE FOR THE SUPPLY BASE. I THINK IT WOULD BE — YOU DO SEE THIS PRODUCT OFFERED PRIVATELY IN SOME PLACES IN THE GLOBE AND ACTUALLY PUBLICLY ACTUALLY IN CANADA. AND SO, THE CONCEPT OF CREDIT INSURANCE, WHICH IS ONE OF THE — I’LL CALL IT LEGS, IF YOU WILL, OF WHAT THE SUPPLIERS HAVE BEEN TALKING ABOUT. IT HAS MERIT. WE THINK IT COULD BE VALUABLE TO HELP SUPPLIERS WITH NOT ONLY LIQUIDITY WHEN CREDIT IS TIGHT OR UNAVAILABLE. BUT ALSO FRANKLY IT ADDRESSES THE QUESTION OF THE COLLATERAL BASE AND THE RISKS REGARDING THE RECEIVABLES. WE THINK IT HAS POTENTIAL VALUE. NO IT’S NOT ACCOUNTED FOR OR BOOK KEEPED IN OUR NUMBERS. BUT NONETHELESS, WE WOULD BE SUPPORTIVE OF WORKING WITH THE TREASURY AND WITH THE SUPPLY BASE TO IMPLEMENT THIS KIND OF PROGRAM BECAUSE FRANKLY I THINK IT WOULD, I THINK, BENEFIT OUR SUPPLIERS TO A VERY SUBSTANTIVE DEGREE.
QUESTION: [INAUDIBLE OF SWEDISH TELEVISION] I WONDER IF THE WAY THE SWEDISH GOVERNMENT ACTED DURING THE NEGOTIATIONS, IF THAT IN ANY WAY INFLUENCED THE WAY THAT YOU ACTED ON SAAB?
ANSWER: I THINK THE SWEDISH GOVERNMENT HAS BEEN VERY OPEN TO DISCUSS THINGS. FRITZ YOU’VE TALKED TO A NUMBER OF PEOPLE THERE.
ANSWER 2: THEY’VE BEEN PROFESSIONAL, OPEN. THE DIALOGUE HAS BEEN POSITIVE. IT’S JUST, THAT WE HAVEN’T FOUND A SOLUTION YET. BUT I WOULD NOT SAY — I WOULD HAVE NOTHING BUT THE HIGHEST REGARD FOR THE OFFICIALS WE’VE BEEN WORKING WITH IN SWEDEN. BUT WE NEED TO MOVE. WE NEED TO DO SOME THINGS TO EXECUTE OUR PLAN. IF IT DOESN’T MATCH WITH THE OBJECTIVES OF THE SWEDISH GOVERNMENT, WE’LL UNDERSTAND THAT, AND WE’LL HAVE TO TAKE ALTERNATIVE ACTION. WE DON’T HAVE ANY, I PERSONALLY DON’T HAVE ANY DIFFICULTIES WITH HOW WE’VE BEEN HANDLED OR TREATED.
WAGONER: I’D SAY GENERALLY, I MENTIONED AT THE BEGINNING, IT’S WORTH REITERATING, THE RESPONSIVENESS AND THE PROFESSIONALISM OF THE

GOVERNMENT OFFICIALS WE’VE DEALT WITH AROUND THE WORLD — INCLUDING THE U.S. — CANADA, GERMANY AND AUSTRALIA HAS BEEN IMPRESSIVE. WE ARE VERY APPRECIATIVE OF THEIR OPENNESS. I THINK IT BY THE WAY, IT MAKES THE POINT THAT WE KNOW AND SO MANY OF YOU KNOW THAT THE AUTO INDUSTRY IS CONSIDERED TO BE A VERY IMPORTANT INDUSTRY IN SO MANY COUNTRIES AND SO THE GOVERNMENTS ARE ATTUNED TO THE ISSUES THAT W’ERE FACING NOT JUST HERE BUT BEING FACED BY THE INDUSTRY IN VIRTUALLY ALL MARKETS AROUND THE WORLD. YES, DAVE ...
QUESTION: YOU SAID YOU WANT TO REDUCE YOUR DEALER NETWORK TO 4100 DEALERS I BELIEVE IT WAS BY 4014, 2014 EXCUSE ME. YES. DO YOU HAVE ANY MONEY IN THIS DEAL TO BUY THEM OUT?
ANSWER: WE HAVE RESERVES IN OUR PLAN TO HELP FACILITATE THAT. I WANT TO BE CLEAR THOUGH, WE’VE DONE A LOT OF REDUCTION OVER THE LAST WELL ON A MORE CONCENTRATED BASIS, LET’S SAY THE LAST FIVE YEARS. AND MOST OF THE CAPITAL TO DO THAT HAS BEEN PROVIDED BY PRIVATE ENTREPRENEURS, BY DEALERS THEMSELVES IN SUPPORT OF IT. SO WE WOULD GENERALLY ENVISION THAT APPROACH GOING FORWARD. BUT ITS PRUDENT AND WE DO HAVE IN OUR PLAN SOME RESOURCES TO HELP FACILITATE THOSE.
QUESTION: HOW MUCH WOULD THAT BE?
ANSWER: WE CAN’T GIVE YOU THAT. WELL, WE COULD, BUT WE WON’T. I GUESS TO BE MORE ACCURATE.
QUESTION: YEAH RICK, YOU HAD SUCH, GM ALL ALONG,HAS HAD SUCH HIGH HOPES FOR SATURN BRAND, EVEN WITH A INFUSION OF PRODUCTS A FEW YEARS AGO. LOOKING BACK, WHAT WENT WRONG? WHY DID THIS BRAND NOT SUCCEED?
ANSWER: THE MOST IMPORTANT THING THAT WENT WRONG IS YOU KNOW, THE INDUSTRY WENT DOWN 40%. AS WE LOOK AT IT, FRANKLY, THE OPPORTUNITY FOR A BRAND, FOR ANY BRAND, AND FOR OUR VOLUME AS A WHOLE, IT JUST LOOKS RADICALLY DIFFERENT AT THE KIND OF INDUSTRIES WE’RE RUNNING AT. EVEN IF

THEY GROW BACK SLOWLY TO WHAT THEY WERE THEN FRANKLY WHAT WE WERE FORESEEING EVEN A YEAR OR TWO AGO — SO IT IS UNFORTUNATE. IT SEEMS LIKE A CRUEL TWIST OF FATE AT THE TIME WHEN SATURN IS REALLY IS LOADED UP WITH A TERRIFIC PRODUCT PORTFOLIO THAT THE INDUSTRY SHRINKS SO MUCH. THAT’S WHY WE FIND OURSELVES WHERE WE ARE TODAY BECAUSE I THINK OUR VIEW WAS, AS A COUPLE YEARS AGO, WE HAD A PRETTY CLEAR STRATEGY FOR SATURN IN A US INDUSTRY THAT WAS 17.5 MILLION UNITS. WE FELT WAS GOING TO GROW ON TO 18 AND 19 AND 20 THAT SATURN WOULD HAVE A VERY GOOD ROLE. AT THIS POINT, I WANT TO SAY THAT THERE’S STILL OPPORTUNITIES THAT THE SATURN DISTRIBUTION NETWORK COULD SURVIVE IF THE INDUSTRY COMES BACK, THERE COULD BE AN OPPORTUNITY FOR SOMEONE WHO WANTS TO DISTRIBUTE IN THE U.S. FOR EXAMPLE TO USE WHAT’S A GREAT NETWORK. WE HAVE REALLY, REALLY GOOD DEALERS THERE. THERE ARE 1,000 REASONS. THE REASON WE’RE HAVING THIS CONVERSATION TODAY IS THE ONE I HIGHLIGHTED.
HOST: WE HAVE A CALL FROM HILTON HOLLOWAY FROM AUTOCAR MAGAZINE.
QUESTION: IF SAAB IS IN SOME WAY SPUN OFF WOULD IT BE POSSIBLE FOR SAAB TO CONTINUE TO BUY GENERAL MOTORS TECHNOLOGY — THE SAME WOULD APPLY TO OPEL?
ANSWER: YES. YES, FOR CERTAIN FOR BOTH. QUESTION, LET ME GET DAVID.
QUESTION: A LOT OF THESE EXPEDITED BANKRUPTCY SCENARIOS WHETHER ITS PRE-PACK OR WHAT HAVE YOU, SORT OF RELIES ON A LOT OF NEGOTIATION BEFORE YOU GET INTO COURT. IN THE CONVERSATIONS YOU’VE HAD IN NEGOTIATIONS WITH ALL OF YOUR STAKEHOLDERS, HAVE YOU SORT OF NEGOTIATED ALONG THOSE LINES AT ALL, OR IS IT SOMETHING THAT’S BEEN SO — SO MUCH OF A DOOM’S DAY SCENARIO FOR YOU GUYS THAT YOU REALLY HAVE NOT BEEN MOVING IN THAT DIRECTION AT ALL AND YOU WOULDN’T NOT BE PREPARED FOR THAT SORT OF THING IF YOU HAD TO DO IT SOMETIME SOON?
ANSWER: I WOULD SAY, DAVID AFTER YOU GET A CHANCE TO READ THE APPENDIX I’D SAY THE FOCUS SO FAR WITH THE BONDHOLDERS FOR EXAMPLE HAS BEEN

AROUND THE OUT OF COURT PROCESS AND ACTUALLY SUCCESSFULLY DOING A BOND EXCHANGE. IF YOU LOOK AT ONE OF THE THREE SCENARIOS WE OUTLINED IN THAT APPENDIX, IT WOULD INVOLVE A CONSENSUAL AGREEMENT WITH THOSE BONDHOLDERS IN THE EVENT THAT AN OUT OF COURT PROCESS WAS NOT SUCCESSFUL. THAT WOULD REQUIRE DIALOGUE, WHICH THINK OF IT AS FROM HERE FORWARD WE WOULD HAVE, NOT BACK FROM TODAY. IN ORDER TO ACCOMPLISH THAT VERY EXPEDITED SCENARIO, ONE WOULD HAVE TO GET EVERYTHING PRE-AGREED. THAT’S PART OF THE REASON WHY ITS SOMETIMES, IT’S REALLY DIFFICULT TO DO IT. YOUR SPECIFIC QUESTIONS, HAVE WE HAD THOSE QUESTIONS IN DETAIL TO DATE? NO. THAT’S THE DISCUSSION WE HAVE TO HAVE GOING FORWARD.
QUESTION: TO DO THAT, YOU’D HAVE TO SORT OF START FROM SCRATCH ON THAT BASIS?
ANSWER: NO. ACTUALLY, AGAIN, READ THE APPENDIX. IT’S PRETTY CLEAR THAT THAT PARTICULAR SCENARIO YOU WOULD ACCOMPLISH BY AND LARGE WHAT YOU WOULD OTHERWISE ACCOMPLISH IN THE OUT OF COURT PROCESS. YOU WOULD DO IT IN BUYING 100% OF THE CLASS.
QUESTION: I’M TOM WAIT FROM CHANNEL 7 ACTION NEWS HERE IN DETROIT. MY QUESTION IS ABOUT THE SATURN DEALERSHIP NETWORK. I KNOW YOU’VE BEEN ASKED A FEW QUESTIONS ABOUT THAT. HOW WILL YOU DEAL WITH THAT? HOW WILL YOU BREAK DOWN THIS DEALERSHIP NETWORK AND HOW HAVE THE DEALERS RESPONDED SO FAR? DO THEY EVEN KNOW THIS NEWS BEFORE TODAY?
WAGONER: TROY OR MARK, DO YOU WANT TO TALK ABOUT THAT? YOU GUYS HAVE BEEN LEADING THAT EFFORT.
ANSWER: YEAH. ACTUALLY, THE SATURN AGREEMENT IS DIFFERENT THAN A NORMAL FRANCHISE AGREEMENT. WE HAVE A, WHAT CALLED AFOT, A FRANCHISE OPERATING TEAM THAT WE WORK WITH. WE’VE BEEN WORKING WITH THIS FOT TEAM FOR A COUPLE MONTHS ACTUALLY, SEVERAL MONTHS, AS WE’VE BEEN GOING THROUGH THIS. YES THIS SATURN OPERATING TEAM, WHICH IS MADE UP OF OUR DEALERS, DOES KNOW EVERYTHING THAT WE’VE STATED HERE TODAY. THEY’VE

SEEN THE AGREEMENT HERE. THIS IS THE TEAM THAT’S OF PEOPLE WHO HAVE BEEN WORKING YOU THROUGH THE ALTERNATIVES THAT BROUGHT FORWARD THE IDEA THAT THERE IS A POTENTIAL TO CREATE A SEPARATE SATURN DISTRIBUTION COMPANY. WE’VE BEEN WORKING WITH THEM ALONG THOSE LINES.
ANSWER 2: THE DEALERS HAVE BEEN PART OF THE WHOLE PROCESS. OBVIOUSLY AS WE’VE WORKED OUR WAY THROUGH, WE’VE LOOKED AT A NUMBER OF DIFFERENT OPTIONS. AS RICK MENTIONED, WE HAVE A FRESH LINEUP AT SATURN THEY’RE GOING TO BE FULLY IN BUSINESS THROUGH 2011 MODEL YEAR,WHICH WILL PROBABLY TAKE YOU INTO 2012 DEPENDING ON WHAT HAPPENS IN TERMS OF THE OVERALL MARKET. SATURN DEALERS ARE OPEN FOR BUSINESS, MANY OF THEM OWN OTHER GM FRANCHISES. THEY HAVE LOTS OF OPTIONS. CERTAINLY WE WANT TO CONTINUE TO RUN THIS STRING WITH WHAT WE THINK IS A GREAT DEALER NETWORK. WE’RE LOOKING AT POTENTIAL SPIN-OFFS AND ALTERNATIVE SOURCE OF PRODUCT. WE’LL CONTINUE TO WORK THAT AS HARD AS WE CAN.
WAGONER: THANKS. WHO ELSE?
QUESTION: JEFF GREEN, BLOOMBERG. DELPHI PUT OUT A RELEASE WHILE WE’RE TALKING HERE SAYING THAT THEY’RE TALKING TO YOU ABOUT SELLING SOME PLANTS. I HAVEN’T READ THE SECTION THAT DEALS WITH DELPHI. IS THAT INCLUDED IN YOUR PLAN THE COST FOR TAKING SOME PLANTS BACK? AND WHEN DO YOU THINK YOU WILL HAVE A RESOLUTION TO THE DELPHI SITUATION AS PART OF ALL THIS, BECAUSE, CLEARLY IF THEY GO DOWN, A LOT OF THIS IS MOOT.
ANSWER: A COUPLE THINGS, FIRST, YES, WE ARE IN DIALOG WITH THEM. TWO YES WE DO HAVE RESOURCES EMBEDDED IN THE PLAN TO ACCOMPLISH THAT. NO, I WON’T TELL YOU WHAT THOSE RESOURCES ARE. BUT WE DO HAVE IT BUILT IN. THE THIRD THING IS THAT WHILE WE’RE CONFIDENT THAT WE’LL BE ABLE TO COME TO SOME SUCCESSFUL RESOLUTION WITH DELPHI IN THE RELATIVELY NEAR TERM, BECAUSE LET’S FACE IT THE DIP ALREADY EXPIRED DECEMBER 31. SO IT’S REALLY PRETTY MUCH UPON US TODAY, US AND DELPHI ACTUALLY TO TRY TO TO FIND A SOLUTION. WE CONTINUE TO LOOK FOR ALTERNATIVES — WE LAY IT OUT IN TH REPORT, WE CONTINUE TO LOOK FOR ALTERNATIVES IN THE EVENT THAT WE’RE

NOT SUCCESSFUL. BUT OUR OBJECTIVE IS TO BE SUCCESSFUL AND TRY TO PROVIDE, FRANKLY DO A DEAL WHICH WOULD INVOLVE SOME OF THE PLANTS COMING BACK TO US PROVIDING AN INJECTION OF LIQUIDITY TO DELPHI THAT THEY NEED SO THEY CAN DEVELOP A PLAN TO EMERGE.
QUESTION: CAN YOU AT PARSE OUT WHETHER SOME OF THE INCREASE WAS NEEDED IN ORDER TO GET THE DELPHI DEAL DONE, THE INCREASE IN REQUESTS THAT YOU MADE TODAY?
ANSWER: MONEY IS FUNGIBLE SO TRYING TO TRACE IT TO ONE THING OR ANOTHER WOULDN’T BE PARTICULARLY USEFUL. WE KNEW IN DECEMBER THAT WE WERE GOING TO NEED TO DO SOMETHING. BUT FRANKLY, THE SITUATION AT DELPHI IS REALLY A LOT DIFFERENT SITTING HERE IN FEBRUARY THAN IT WAS IN DECEMBER.
ANSWER 2: REALLY, ON THE FUNDING QUESTION, JEFF, THE EASY WAY TO THINK ABOUT IT, WE SAID IN A DOWNSIDE VOLUME WE THOUGHT WE NEEDED $18. THAT’S WHAT WE NEED. IN ADDITION, THE EXTRA FOUR AND A HALF REFLECTS THE FACT THAT WE ASSUMED IN DECEMBER WE COULD REFINANCE OUR REVOLVER WHEN IT MATURES IN 2011. NOW, WE THINK THE PRUDENT THING PARTICULARLY IF WE’RE TALKING TO TREASURY ABOUT HOW NEEDS MIGHT DEVELOP OVER TIME, WE THOUGHT IT WAS FAR MORE PRUDENT TO SAY WE VERY WELL MIGHT NEED TO RELY ON GOVERNMENT SUPPORT TO FUND THAT. THAT’S THE BIGGEST STEP IN THE BASELINE CASE HERE. MARK, YOU HAD A —
QUESTION: MARK PHELAN, DETROIT FREE PRESS. TWO PARTS, THE FIRST, IF THE WINDOW FOR A SALE ON HUMMER CLOSES MARCH 31ST, IF THERE HAS BEEN NO SALE, HOW LONG DOES IT TAKE TO WIND DOWN THE BRAND? WHEN DOES THE LAST H2 OR H3 ROLL OUT OF THE FACTORY?
ANSWER: I’M NOT SURE I CAN GIVE YOU AN ANSWER TO THAT.
ANSWER 2: IT WOULD HAPPEN RELATIVELY QUICKLY ACTUALLY. WE HAVE BEEN MANAGING INVENTORIES. IT WOULD HAPPEN RELATIVELY... WE’D HAVE TO WORK WITH THE DEALERS. IT’S NOT SOMETHING THAT WOULD BE PROTRACTED.

WAGONER: THANK YOU, FRITZ.
QUESTION: THE OTHER QUESTION, THE DOCUMENT TALKS ABOUT SAAB EFFECTIVELY BECOMING AN INDEPENDENT BUSINESS ENTITY IN EFFECT CAPPING GM’S FINANCIAL SUPPORT. DOES THAT SUGGEST THAT IF THERE IS NOT A SALE, THERE IS SOME SORT OF THIRD OPTION BETWEEN SELLING AND CLOSING? THERE IS SOME SORT OF SELF-FINANCING STATUS OF STILL BEING RELATED TO GENERAL MOTORS?
ANSWER: I DON’T ENVISION, WHILE WE’D BE WILLING TO PROVIDE TECHNICAL SUPPORT, THINGS OF THAT SORT ON AN ARM’S LENGTH BASIS, WE DON’T SEE A SCENARIO IN WHICH WE WOULD CONTINUE WITH ANY SIGNIFICANT OWNERSHIP. SO I THINK SOMEBODY IS GOING TO WANT TO, NEED TO COME IN AND TAKE OVER THE BUSINESS IN THE RELATIVELY NEAR TERM.
REPORTER: THANK YOU.
ANSWER: YOU BET.
HOST: WE HAVE ONE ON THE PHONE FROM MATTEAS FROM FINANCIAL TIMES. YOUR QUESTION, PLEASE.
QUESTION: HI. I JUST WANTED TO KNOW IF THERE’S SOMETHING GOING ON WITH OPEL IN GERMANY? DO YOU HAVE PLANS TO SHUT DOWN ONE OF YOUR PLANTS THERE? OR UNDER WHICH CIRCUMSTANCES WOULD YOU THINK OF CLOSING THEM DOWN?
ANSWER: PROBABLY BEST NOT TO SPECULATE ON CIRCUMSTANCES OTHER THAN WHAT WE’RE DEALING WITH TODAY. LET ME JUST SAY THAT HANS DEMANT AND CARL-PETER FORSTER ARE IN DISCUSSIONS RIGHT NOW WITH THEIR RELEVANT COUNTERPARTS IN LABOR AS WELL AS THE GERMAN GOVERNMENT ON OPTIONS TO PROVIDE FUNDING SUPPORT FOR OPEL. THOSE ARE KICKED OFF BUT FAR FROM, I

THINK, FROM RESOLUTION HERE. SO, WE WILL ASK THEM TO KEEP YOU UPDATED AS THEY HAVE MORE PROGRESS THERE.
QUESTION: DO YOU NEED A SOLUTION UP TO TO THE END OF MARCH OR HOW MUCH TIME DO YOU STILL HAVE FOR THAT PROCESS?
ANSWER: WE HAVE MORE TIME THAN THAT BUT WE DO NEED TO MOVE EXPEDITIOUSLY TO HAVE CLARITY ON FUNDING SUPPORT FOR GM EUROPE. SO HOPEFULLY IT WILL MOVE QUICKLY, BUT THAT’S NOT THE SPECIFIC END POINT, 3/31 IS NOT .
QUESTION: KIMBERLY JOHNSON WITH THE ASSOCIATED PRESS. IF YOUR
DOWNSIDE SCENARIO CONTINUES TO PLAY OUT, HOW MUCH OF THE ADDITIONAL FUNDS TO THE 18 BILLION AND EVEN ON TO THE REVOLVING FUNDS THAT YOU WOULD NOW SEEK FROM THE GOVERNMENT SINCE THE CREDIT MARKETS ARE FROZEN, HOW MUCH OF THAT WOULD BE NEEDED TO SUSTAIN OPERATION FOR R & D IN TERMS OF ROLLING OUT THE BATTERY PLANT AND THE CHEVY VOLT AND THINGS LIKE THAT.
ANSWER: THAT’S A GOOD QUESTION. SO WHAT WE’VE DONE IS IN THE DIFFERENT SCENARIOS UPSIDE AND DOWNSIDE, WE’VE ASSUMED THAT THE PRODUCT PORTFOLIO WE HAVE IN WILL BE EXECUTED, THE TECHNOLOGY PORTFOLIO WILL BE EXECUTED. AND SO, IN THE DOWNSIDE SCENARIO, IF THERE’S LOWER REVENUE, THAT MEANS FOR A PERIOD OF TIME AT LEAST THAT WE WOULD NEED MORE EXTERNAL FUNDING. IN THE UPSIDE SCENARIO IT WOULD MEAN WE’D NEED LESS EXTERNAL FUNDING. SO IN OTHER WORDS, WE’VE GOT THE COMMITMENT TO THE PRODUCT AND TECHNOLOGY PLAN CONSTANT ACROSS THE THREE SCENARIOS. BY THE WAY, WE HAVE MADE SOME I THINK APPROPRIATE BUT NOT EASY CALLS TO GET THE PORTFOLIO NARROWED DOWN AND MAKE SURE WE’RE BETTING ON WHAT WE THINK ARE THE RIGHT TECHNOLOGIES. WE DON’T REALLY THINK IT’S A GOOD IDEA TO WHITTLE BACK ON THAT ANY MORE BECAUSE THEN YOU’RE NOT POSITIONING YOURSELF WELL FOR THE FUTURE.

QUESTION: SHARON CARTY FROM USA TODAY. IN YOUR TALKS WITH TREASURY,ARE YOU FEELING ANY PRESSURE OR INCENTIVE TO BRING MORE JOBS BACK TO THE U.S. OR TO PRESERVE JOBS THAT ARE HERE? YOU TALK A LOT ABOUT JOB CUTTING SO I’M WONDERING IF THERE’S ANY EFFORT ON JOB PRESERVATION.
ANSWER: I CAN’T REALLY SAY THE DAY-TO-DAY CONVERSATIONS WITH TREASURY SO FAR HAVE BEEN MORE ABOUT THE MECHANICS OF THE FUNDING, OUR FORECAST FUNDING NEEDS, THOSE SORTS OF THINGS. OBVIOUSLY, NOW WITH THE TASK FORCE THAT’S BEEN APPOINTED, LOOKING AT THE INDUSTRY COMPREHENSIVELY, I’M ABSOLUTELY SURE IN THE CONTEXT OF THE PRESIDENT’S REAL STATED COMMITMENT TO GROW JOBS AND EXPAND THE ECONOMY, THAT THE ROLE THAT THE AUTO INDUSTRY PLAYS — I MEAN IT’S A POWERFUL JOB CREATOR OR BY THE WAY, IT GOES THE OTHER WAY WHEN THE INDUSTRY IS IN TROUBLE. I THINK THAT, I SUSPECT, WILL BE AN IMPORTANT CONVERSATION ABOUT THE KIND OF JOB POTENTIAL THAT COULD GROW IF WE GET THE ECONOMY BACK GOING. IF YOU THINK BACK, IF WE’RE AT THE INDUSTRY THAT WE WERE A YEAR AND A HALF AGO COMING OUT OF THE ‘07 LABOR AGREEMENT, THERE IS A REASONABLE CHANCE THAT GM WOULD HAVE HIRED PEOPLE PARTICULARLY TO TAKE ADVANTAGE OF THE TIER 2 WAGES AND TO TAKE ADVANTAGE OF THEN A MUCH MORE ROBUST MARKET. IT IS VERY MUCH TIED IN WITH THE STATE OF THE ECONOMY BUT I THINK IT’S CLEAR TO EVERYBODY THAT THE INDUSTRY IS A BIG JOB-CREATING OPPORTUNITY IN ADDITION TO TECHNOLOGY. I EXPECT WE WILL TALK WITH THEM A LOT.
HOST: WE HAVE TIME FOR THREE OR FOUR MORE QUESTIONS. ONE ON THE PHONE... ROBERT [?] FROM CLEVELAND PLAIN DEALER.
QUESTION: HI, THANK YOU. WHEN IT COMES TO THE SATURN AND HUMMER ARRANGEMENTS, HOW ARE YOU GOING TO HANDLE THE STATE BY STATE FRANCHISE LAWS?
ANSWER: WE’LL HANDLE THEM STATE BY STATE. WE’LL BASICALLY — WE’VE HAD SOME EXPERIENCE DOING THIS. WE’LL SIT DOWN AND WORK WITH THE, ACTUALLY, WE’LL WORK DEALER BY DEALER IF IT BECOMES NECESSARY TO CLOSE DOWN. WE

HAVE FRANKLY HAD DONE SOME WORK WITH SOME OF THE HUMMER DEALERS WHO, AS THAT VOLUME, HAS COME DOWN WHO DECIDED THEY WANTED TO GET OUT OF THE BUSINESS. WE WILL OBVIOUSLY BE HANDLING THAT ON A FAIR BASIS, OUR FINANCIALS IN THE PLAN ASSUME AN APPROPRIATE LEVEL OF SUPPORT IN THAT REGARD.
QUESTION: IS THERE IN THE PLAN, DO YOU EXPECT TO BUY OUT DEALERS LIKE YOU DID WITH OLDSMOBILE?
ANSWER: NOT TO THAT EXTENT. IF FOR NO REASON OTHER THAN THERE’S SIGNIFICANTLY FEWER DEALERS IN ALL THREE OF THE NETWORKS THAT WE’RE TALKING ABOUT HERE, IF IT GETS TO THAT. AS I SAID, BACK TO DAVE SEDGWICK’S QUESTION, THE BROADER CONSOLIDATION OFF — IN THE OTHER FRANCHISES, WE’D EXPECT A LOT OF THAT TO TAKE PLACE BY INDIVIDUAL DEALERS MAKING CALLS TO GET OUT OF THE BUSINESS, WHICH THEY’RE DOING UNDER THESE TOUGH CIRCUMSTANCES. OR WORKING WITH DEALERS IN AREAS WHERE WE WANT TO GET TO THREE-CHEVY STORES AND THERE’S FIVE CHEVY STORES. THE THREE GUYS WHO ARE THERE WILL USUALLY HELP FACILITATE THAT. WE ALSO PROVIDE SOME SUPPORT. THAT’S WHERE I THINK A LOT OF THE FUNDING ALLOCATION THAT WE HAVE WILL BE USED. .
HOST: JOHN STOLL, BACK TO YOU.
QUESTION: FOR SEVERAL YEARS, WE’VE BEEN TALKING ABOUT GM BEING SORT OF A TWO-COMPANY SCENARIO. THE EMERGING MARKETS PART OF THE BUSINESS AND THE SORT OF OLDER LINE, WESTERN EUROPEAN AND NORTH AMERICAN, WHAT CAN YOU DO TO PRESERVE GROWTH AND SORT OF THE STRENGTH YOU HAD GOING? OBVIOUSLY, THE GLOBAL SLOWDOWN’S HURT EVERYBODY, BUT SORT OF THAT MOMENTUM THAT YOU HAD GOING IN EMERGING MARKETS. WHAT’S YOUR OPTIMISM OR OUTLOOK ON THAT PART OF THE BUSINESS?
ANSWER: WE’VE CERTAINLY SEEN, LET’S FACE IT, GROWTH HAS EITHER SLOWED DOWN OR TURNED NEGATIVE IN JUST ABOUT IN ALL MARKETS. WE WERE LOOKING AT AN INDUSTRY THAT — LAST YEAR, AS WE HEADED INTO THE YEAR WE THOUGHT

WOULD BE 72 TO 74 MILLION UNITS. IT ENDED UP A LITTLE LESS THAN THAT. THIS YEAR WE’RE LOOKING INDUSTRY GLOBALLY AT 57 MILLION UNITS. THAT DOES INCLUDE LET ME SAY MORE CONSERVATIVE NUMBERS AND DOWNSIDES IN JUST ABOUT EVERY MARKET IN THE WORLD MAYBE WITH THE EXCEPTION OF CHINA. SO WE ARE SEEING THAT, SOME OF THAT BOOMING GROWTH IS BACKING OFF BECAUSE A LOT OF THOSE EMERGING COUNTRIES WERE BENEFITTING FROM HIGH OIL PRICES, HIGH COMMODITY PRICES, THINGS OF THAT SORT. SO THEY ARE GETTING A NATURAL ECONOMIC REACTION TO IT. BUT I THINK WHEN YOU GO BACK TO THE FUNDAMENTALS, YOUR POINT IS RIGHT. OVER TIME, THE WORLD ECONOMY WILL BEGIN TO GROW. THESE COUNTRIES WILL GROW DISPROPORTIONATELY. THEIR AUTO SECTORS WILL GROW EVEN MORE DISPROPORTIONATELY BECAUSE OF THE RELATIVE LEVEL OF PENETRATION OF CARS AND TRUCKS. WE WANT TO MAINTAIN A GOOD POSITION, SO PAYING ATTENTION TO THE FUNDAMENTALS LIKE KEEPING YOUR PRODUCT PROGRAMS ON TRACK IN THOSE MARKETS AND CONTINUING TO BUILT YOUR BRANDS AND DISTRIBUTION NETWORKS, MAKING SURE THEY STAY HEALTHY IN THESE TOUGH TIMES, THESE ARE THE THINGS WE’RE DOING. WE’RE SLOWING DOWN ON THINGS LIKE CAPACITY EXPANSION AND IN SOME CASES STOPPING THEM. SEVERAL MARKETS WHERE WE HAD PROGRAMS THAT WERE LET ME SAY, WE HAD PROGRAMS THAT WE THOUGHT HAD UPSIDE, BUT THE FINANCIALS WERE LESS ROBUST, WE’RE SLOWING THOSE OR INDEFINITELY SUSPENDING SOME OF THOSE. WE HAVE TO REACT TO THE SITUATION THAT WE FIND OURSELVES IN. ON BALANCE, WE REMAIN BULLISH. WE THINK OVER TIME, WE WANT TO BE WELL POSITIONED AS WE ARE NOW IN BRAZIL, IN CHINA, IN RUSSIA AND IN COUNTRIES LIKE THAT.
HOST: WE HAVE ONE MORE ON THE PHONE. ROB, WE’LL CLOSE OUT WITH YOU. IT’S MARTY FROM THE FORT WAYNE GAZETTE.
QUESTION: HI. I HAVE TWO QUESTIONS. FIRST OF ALL, WHEN AND HOW CAN CURRENT HOURLY EMPLOYEES EXPECT TO LEARN WHETHER THEIR PLANTS ARE GOING TO CLOSE? SECONDLY, WHEN CAN RETIREES EXPECT TO LEARN HOW THEIR BENEFITS MIGHT CHANGE?

ANSWER: I WOULD SAY WE WILL BE IN DIALOG WITH THE UAW. WE HAVE BEEN AND CONTINUE TO BE AND WILL NOTIFY PLANTS THAT ARE AFFECTED IN THE ORDINARY COURSE, AS WE’VE ALWAYS DONE. I WOULD SAY THIS IS ONE WHERE IT’S KIND OF AN ORDINARY COURSE OF BUSINESS. WE’VE BEEN WORKING WITH THE UAW. WE’LL CONTINUE TO DO SO TO MAKE SURE WE ADVISE PEOPLE AT THE APPROPRIATE TIME. WITH RESPECT TO RETIREES, WE ACTUALLY — WITH RESPECT TO RETIREE BENEFITS, WE DON’T ADMINISTER THAT. THE WAY THE VEBA WAS NEGOTIATED AND AGREED TO WAS PART OF THE ‘07 BARGAINING THE RESPONSIBILITY FOR PROVIDING HEALTH CARE AS WELL AS ADMINISTERING HEALTHCARE PROGRAMS ACTUALLY SHIFTS TO THE INDEPENDENT TRUST. THE WAY THE CONTRACT IS WRITTEN 1/1/10. WE HAVEN’T CHANGED BENEFITS WITH RESPECT TO THE HOURLY RETIREES. WITH RESPECT TO SALARIED RETIREES WE’VE MADE A NUMBER OF CHANGES ACTUALLY TO BENEFIT LEVELS AND THOSE HAVE ALL BEEN COMMUNICATED ALREADY. SO THAT’S HOW I’D ANSWER YOUR QUESTION.
QUESTION: HOURLY RETIREES NO CHANGES TO THEIR BENEFITS?
ANSWER: ACTUALLY AS PART OF OUR 07 AGREEMENT WE’RE NOT CHANGING ANY BENEFITS THAT I’M AWARE OF ACTUALLY, CERTAINLY FOR HEALTHCARE, NO I CAN’T THINK OF ANY CHANGES THAT WE MADE. FRANKLY RESPONSIBILITY FOR ADMINISTERING THAT SHIFTS TO THE VEBA AT 1/1/10.
QUESTION: WE ALL KNOW THAT WASHINGTON IS DEEPLY SKEPTICAL. THE QUESTION THAT YOU FIELDED OVER AND OVER AGAIN IS WAS WHAT MAKES ANYBODY THINK THIS ISN’T A DEATH BY 1,000 CUTS AND YOU’LL CONTINUE TO COME BACK AGAIN AND AGAIN AND AGAIN. IT BEGS THE QUESTION, WHAT IS IT THAT’S CONTAINED IN THE BODY OF THIS THAT MAKES ANYBODY IN WASHINGTON FEEL LIKE YOU’RE NOT GOING TO CONTINUE TO COME BACK AGAIN AND AGAIN AND AGAIN? THIS CAN FINALLY TURN THIS COMPANY AROUND, AS YOU SAY IT WILL.
ANSWER: THE BEST THING YOU CAN DO IS THE EXHIBIT I DON’T REMEMBER WHICH ONE IT IS WHICH SHOWS THE FUTURE PRODUCTS. IF WE HAD SUPPLEMENTED WITH OUR LAST 4 OR 5 LAUNCHES, I THINK IN THE INTEREST OF SPACE, I THINK NOTHING

SPEAKS MORE TO THE VIABILITY AND IMPORTANCE OF THE INDUSTRY IS THE KIND PRODUCTS WE CAN DO. SECOND OF ALL, THERE IS A GOOD DISCUSSION OF TECHNOLOGY IN HERE. I THINK WE HAD A CHANCE IN THE MIDST OF THE CONGRESSIONAL TESTIMONY TO MAKE THE POINT THAT IN SOME OF THESE AUTOMOTIVE TECHNOLOGIES, THE LEADERS ARE HERE IN THE U.S., IN SEVERAL CASES GM. WE THINK THAT’S VERY IMPORTANT PARTICULARLY GIVEN THE INITIATIVE THE PRESIDENT HAS STATED REGARDING HIS INTEREST IN REDUCING OUR RELIANCE ON PETROLEUM. WE’RE WELL POSITIONED THERE. I THINK THE CHALLENGE IS CAN WE GET OUR COST STRUCTURE IN LINE? THIS REPORT IS JUST CHOCK-FULL OF SIGNIFICANT ADDITIONAL MOVES ON THE WAYS TO GET OUR COST STRUCTURE VERY LEAN. IF WE’VE GOT ONE THING WE’VE GOT A DEMONSTRATED TRACK RECORD OF BEING ABLE TO CUT COSTS. I THINK PEOPLE CAN TAKE THAT TO THE BANK. IT’S NOT THE MOST FUN THING DO BUT WE HAVE TO DO IT. SECOND OF ALL, THIS REPORT LAYS OUT A GOOD WAY TO HELP RESTRUCTURE PART OF THE BALANCE SHEET. IF I HAD TO LOOK AND SAY, WHAT IS THE MOST DIFFICULT THING, THE THING THAT’S WEIGHED ON US MOST IN THIS PERIOD OF WEAKENING ECONOMIC ACTIVITY, AUTOMOTIVE SALES AND THEN REVENUES, FOR US, IT’S THE FACT THAT WE HAVE A HUGE DEBT BURDEN LARGELY DUE TO THE FACT THAT WE HAD TO ARRANGE FINANCING TO PAY 103 BILLION DOLLARS OF POST-RETIREE HEALTH CARE AND PENSIONS OVER THE LAST 15 YEARS. MOVES THAT WE’VE MADE IN THE LAST THREE OR FOUR YEARS AND WITH THE RESTRUCTURING OF THE BALANCE SHEET HERE WILL ADDRESS A LOT OF THAT. IT DOESN’T ADDRESS IT ALL, BUT IT ADDRESSES A LOT OF IT. SO BETWEEN THE STANDPOINT OF TECHNOLOGY AND PRODUCT, WITH THE COMPETITIVE COST STRUCTURE AND NOW BALANCE SHEET, I THINK THIS PLAN SPEAKS TO THE FACT THAT THE INDUSTRY — AND CERTAINLY, WE CAN BE VERY COMPETITIVE. PARTICULARLY AS WE GET BACK EVENTUALLY TO ECONOMIC GROWTH AND SOME LEVEL OF AUTOMOTIVE DEMAND HIGHER THAN WHAT’S THE LOWEST LEVEL WE’VE SEEN IN REALLY 50 YEARS? THESE ARE EXTRAORDINARY TIMES. THE TOUGH TIMES PRESENT US WITH THE CHALLENGE AND THE OPPORTUNITY TO STRUCTURE OUR BUSINESS TO BE REALLY EFFICIENT. THAT’S WHAT WE’RE DOING AND WE’RE GETTING A LOT OF GOOD SUPPORT FROM EVERYBODY INVOLVED AS TOUGH AS THAT IS.
HOST: THANK YOU RICK.

WAGONER: THANK YOU VERY MUCH FOR YOUR ATTENDANCE.
HOST: THERE’S PRESS RELEASES AND PLANS OUTSIDE THE DOORS. THANK YOU, EVERYONE.
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